

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2018

Mr. Renato A. Paraiso
Chief Executive Officer
IA Energy Corp.
24328 Vermont Avenue, Suite 300
Harbor City, California 90710

> **Re:** **IA Energy Corp.**
> **Registration Statement on Form S-1**
> **Filed February 23, 2018**
> **File No. 333-220706**

Dear Mr. Paraiso:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2018 letter.

Business and Technology Description, page 3

1.   Please clarify whether the company's business plan is to sell bunker fuel to electricity generators, or whether the company will use the fuel itself to generate electricity and then sell the electricity to a utility company.

2.   Please disclose in this discussion that funds raised by this offering will go to individual shareholders and not to the Company in furtherance of these plans.

Directors, Executive Officers, Promoters, and Control Persons, page 18

3.   We reissue comment 4 of our letter dated January 5, 2018. The disclosure has been changed in the Officer section but not in the Director section. In addition, the changed disclosure does not correspond with publicly available information regarding Mr. Paraiso's corporate affiliations. Please revise to include Mr. Paraiso's "principal

occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant" as contemplated by Item 401(e) of Regulation S-K.

4.   Please confirm the spelling of Treu Green Energy Group in your filing, as we note the existence of a "True Green Energy Group Corp". Please also clarify the dates of his association with this company. Disclosure on page 18 suggests that this was "currently, since November 2013", whereas disclosure on age 20 states that this was "from September 2010 to September 2013."

5.   Given your claim that Mr. Paraiso worked for "one of the world's leading waste to energy companies", please provide more information about True Green Energy Group and the role Mr. Paraiso played in that company. For example, based on publicly available information, it appears that True Green may have been attempting to engage in a business in the Philippines similar to the one you have described for IA Energy. In addition, please tell us to what extent this company executed its proposed business plan. If the company was unable to execute its business plan, please tell us what prevented this company, while Mr. Paraiso was president, from accomplishing this business plan and how IA Energy will be able to overcome these same obstacles.

Exhibits

6.   Please amend your filing to include an updated consent from your auditors.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction